Exhibit 99.2

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Financial Statements

for the Years Ended December 31, 2008, 2007 and 2006

and Report of Independent Registered Public Accounting Firm

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

Marina District Development Company, LLC and subsidiary

Atlantic City, New Jersey

We have audited the accompanying consolidated balance sheets of Marina District Development Company, LLC and subsidiary (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in member equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marina District Development Company, LLC and subsidiary at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

February 27, 2009

Member of
Deloitte Touche Tohmatsu

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Balance Sheets

(In thousands)

	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	$43,690	$52,866
Accounts receivable, net	35,145	39,195
Income tax receivable	15,633	26,380
Insurance receivable	—	4,265
Inventories	5,499	4,386
Prepaid expenses	9,128	7,802
Deferred income taxes	1,184	1,251

Total current assets	110,279	136,145
Property and equipment, net	1,431,118	1,379,932
Investment in ACES	5,888	2,251
Deferred financing fees, net	8,323	6,188
Other assets, net	22,055	17,565

Total assets	$1,577,663	$1,542,081

Liabilities and Member Equity
Current liabilities
Accounts payable	$10,490	$6,049
Construction payables	3,378	39,173
Income taxes payable	3,323	3,109
Accrued payroll and related	21,728	25,425
Accrued interest	1,640	5,750
Accrued gaming liabilities	20,334	21,681
Accrued and other liabilities	31,509	30,532
Deferred gain from insurance proceeds	11,132	—

Total current liabilities	103,534	131,719
Long-term debt	740,536	722,700
Deferred income taxes	8,963	7,289
Other long-term tax liabilities	10,171	9,704
Other liabilities	3,648	3,988
Commitments and contingencies (Note 8)
Member equity	710,811	666,681

Total liabilities and member equity	$1,577,663	$1,542,081

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Operations

(In thousands)

	Year Ended December 31,
	2008	2007	2006
Revenues
Gaming	$734,306	$748,649	$735,145
Food and beverage	147,334	141,061	133,700
Room	110,616	100,898	97,646
Other	52,207	44,071	42,533

Gross revenues	1,044,463	1,034,679	1,009,024
Less promotional allowances	213,974	196,036	195,759

Net revenues	830,489	838,643	813,265

Costs and expenses
Gaming	311,387	304,984	289,749
Food and beverage	66,494	61,012	56,333
Room	13,863	12,436	11,417
Other	39,784	33,218	32,805
Selling, general and administrative	130,503	123,873	119,267
Maintenance and utilities	71,322	61,604	56,681
Depreciation and amortization	76,096	68,576	63,088
Preopening expenses	5,570	3,116	6,519
Write-downs and other charges, net	162	956	2,418

Total	715,181	669,775	638,277

Operating income	115,308	168,868	174,988

Interest expense, net of amounts capitalized	29,049	31,194	23,271

Income before provision for (benefit from) state income taxes	86,259	137,674	151,717
Provision for (benefit from) state income taxes	2,970	(3,658)	(2,116)

Net income	$83,289	$141,332	$153,833

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Changes in Member Equity

For The Years Ended December 31, 2008, 2007 and 2006

(In thousands)

	Capital Contributions	Retained Earnings	Total Member Equity
Balances, January 1, 2006	$477,507	$200,600	$678,107
Distributions	—	(165,207)	(165,207)
Net income	—	153,833	153,833

Balances, December 31, 2006	477,507	189,226	666,733
Cumulative effect of a change in accounting principle	—	(244)	(244)
Distributions	—	(141,140)	(141,140)
Net income	—	141,332	141,332

Balances, December 31, 2007	477,507	189,174	666,681
Distributions	—	(39,159)	(39,159)
Net income	—	83,289	83,289

Balances, December 31, 2008	$477,507	$233,304	$710,811

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2008	2007	2006
Cash Flows from Operating Activities
Net income	$83,289	$141,332	$153,833
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	76,096	68,576	63,088
Amortization of deferred financing fees	2,216	2,057	1,959
Deferred income taxes	2,208	5,788	2,056
Provision for doubtful accounts	4,643	5,866	7,287
Other operating activities	117	812	2,418
Changes in operating assets and liabilities
Accounts receivable	(593)	(4,742)	(13,744)
Income tax receivable / payable	10,961	(2,299)	(10,248)
Inventories	(1,113)	(324)	(955)
Prepaid expenses	(1,326)	(3,794)	521
Other assets	(5,692)	(3,749)	(7,272)
Other current liabilities	(3,736)	(4,272)	12,959
Other long-term tax liabilities	467	4,917	4,543
Other liabilities	(807)	(5,525)	(2,987)

Net Cash provided by Operating Activities	166,730	204,643	213,458

Cash Flows from Investing Activities
Acquisition of property and equipment	(161,876)	(237,313)	(255,509)
Insurance proceeds for replacement assets	15,397	7,000	—
Investment in ACES	(3,753)	(1,929)	(400)

Net Cash used in Investing Activities	(150,232)	(232,242)	(255,909)

Cash Flows from Financing Activities
Financing fees	(4,351)	(302)	(1,283)
Borrowings under bank credit agreements	1,815,596	843,000	778,500
Payments under bank credit agreements	(1,797,760)	(674,900)	(565,600)
Distributions paid	(39,159)	(141,140)	(165,207)

Net Cash provided by (used in) Financing Activities	(25,674)	26,658	46,410

Net (decrease) increase in cash and cash equivalents	(9,176)	(941)	3,959
Cash and cash equivalents, beginning of year	52,866	53,807	49,848

Cash and cash equivalents, end of year	$43,690	$52,866	$53,807

Supplemental Disclosure of Cash Flow Information
Cash paid for interest, net of amounts capitalized	$30,522	$26,988	$18,454

Cash paid (refunded) for income taxes, net	$(10,199)	$(7,146)	$5,952

Supplemental Schedule of Non-Cash Investing Activities
Payables for capital expenditures	$3,378	$39,173	$18,139

The accompanying notes are an integral part of these consolidated financial statements.

Marina District Development Company, LLC and Subsidiary

(A Wholly-Owned Subsidiary of Marina District Development Holding Co., LLC)

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Marina District Development Company, LLC, d.b.a. Borgata, (“MDDC, LLC”) and Marina District Finance Company, Inc. (“MDFC”), its wholly-owned subsidiary, collectively referred to herein as the “Company”, “we”, or “us”. The Company is a wholly-owned subsidiary of Marina District Development Holding Co., LLC (“Holding Company” or “Parent”). Holding Company is jointly owned by MAC, Corp. (“MAC”), a wholly-owned subsidiary of MGM MIRAGE, and Boyd Atlantic City, Inc. (“BAC”), a wholly-owned subsidiary of Boyd Gaming Corporation. Our purpose is to develop, own, and operate a hotel casino and spa facility at Renaissance Pointe in Atlantic City, New Jersey.

We opened Borgata on July 3, 2003 with approximately 2,000 hotel rooms, a 125,000 square foot casino, and other amenities. On June 30, 2006, we opened our first expansion (“Public Space Expansion”). The Public Space Expansion consists of approximately 35,000 square feet of additional casino space and substantial additions of non-gaming amenities including three additional fine dining restaurants, a second nightclub, and a multi-concept quick service dining facility. In June 2008, operations commenced related to our second expansion (“Rooms Expansion”). The centerpiece of the Rooms Expansion is a new hotel tower, The Water Club, a signature hotel by Borgata, containing approximately 800 guest rooms and suites, built on a portion of the existing surface parking lot, near the existing porte cochere. In addition to the hotel, which has access separate from our existing hotel tower, the Rooms Expansion includes a new spa, additional meeting room space, and a new parking structure. BAC and MAC did not make further capital contributions to us for the expansion projects as we financed the projects from our cash flow from operations and from our bank credit facility.

Pursuant to the Joint Venture Agreement (the “JV Agreement”), BAC, as the managing venturer of the Holding Company, has oversight responsibility for the management of Borgata which includes the design, development, and construction as well as the day-to-day operations. We do not record a management fee to BAC, as our management team directly performs these services or negotiates contracts to provide for these services. As a result, the costs of these services are directly borne by the Company and are reflected in our accompanying consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less at their date of purchase. The carrying value of these investments approximates their fair value due to their short maturities.

Accounts Receivable, net

Accounts receivable consist primarily of casino, hotel and other receivables, net of an allowance for doubtful accounts of $21.3 million and $19.7 million at December 31, 2008 and 2007, respectively. The allowance for doubtful accounts is estimated based upon our collection experience and the age of the receivables.

Inventories

Inventories consist primarily of food and beverage and retail items and are stated at the lower of cost or market. Cost is determined using the average cost method.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets (see Note 2). Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred. Losses on disposal of assets are recognized when such assets are impaired while gains are recognized as realized.

Capitalized Interest

Interest costs, primarily associated with our expansion projects, are capitalized as part of the cost of our constructed assets. Interest costs, which include commitment fees, letter of credit fees and the amortized portion of deferred financing fees, are capitalized on amounts expended for the respective projects using our weighted-average cost of borrowing. Capitalization of interest will cease when the respective project, or discernible portions of the projects, are substantially complete. We amortize capitalized interest over the estimated useful life of the related asset. Capitalized interest for the years ended December 31, 2008, 2007 and 2006 was $8.8 million, $12.6 million and $6.5 million, respectively.

Deferred Financing Fees

Deferred financing fees incurred in connection with the issuance of long-term debt are amortized over the terms of the related debt agreement.

Revenue and Promotional Allowances

Gaming revenue represents the net win from gaming activities, which is the difference between gaming wins and losses. All other revenue is recognized as the service is provided. The majority of our gaming revenue is counted in the form of cash and chips and therefore is not subject to any significant or complex estimation procedures. Gross revenues include the estimated retail value of rooms, food and beverage, and other goods and services provided to customers on a complimentary basis. Such amounts are then deducted as promotional allowances. The estimated costs and expenses of providing these promotional allowances are charged to the gaming department in the following amounts (in thousands):

	Year Ended December 31,
	2008	2007	2006
Room	$23,876	$17,801	$17,641
Food and beverage	51,148	49,728	51,381
Other	17,247	12,656	9,947

Total	$92,271	$80,185	$78,969

Promotional allowances also include incentives such as cash, goods and services (such as complimentary rooms and food and beverages) earned in our slot club and other gaming programs. We reward customers, through the use of loyalty programs, with points based on amounts wagered that can be redeemed for a specified period of time, principally for restricted free play slot machine credits and complimentary goods or services. We record the estimated retail value of these incentives as revenue and then deduct them as a promotional allowance. For the years ended December 31, 2008, 2007 and 2006, these incentives were $63.3 million, $60.4 million and $62.8 million, respectively.

Income Taxes

We are treated as a partnership for federal income tax purposes; therefore, federal income taxes are the responsibility of MAC and BAC. In New Jersey, casino partnerships are subject to state income taxes under the Casino Control Act; therefore, we are required to record New Jersey state income taxes (see Note 7). In 2004, we were granted permission by the state of New Jersey, pursuant to a ruling request, to file a consolidated New Jersey corporation business tax return with MAC and BAC. The amounts reflected in our consolidated financial statements are on a stand-alone basis; however, we file a state consolidated tax return with MAC and BAC. The amounts due to MAC and BAC are a result of the tax attributes MAC and BAC have contributed to the consolidated state tax return. A reconciliation of the components of our stand-alone state income taxes payable is presented below (in thousands):

	December 31,
	2008	2007
Amounts receivable – state	$(650)	$(718)
Amounts payable to MAC and BAC	3,973	3,827

Income taxes payable	$3,323	$3,109

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Significant estimates incorporated into our accompanying consolidated financial statements include the estimated useful lives for depreciable and amortizable assets, the estimated allowance for doubtful accounts receivable, the estimate for available tax credits, the estimated insurance receivable related to The Water Club fire, the estimated liabilities for our self-insured medical plan, slot club programs, contingencies and litigation, claims and assessments. Actual results could differ from those estimates and assumptions.

Preopening Expenses

We expense certain costs of start-up activities as incurred. Preopening expenses were $5.6 million for the year ended December 31, 2008, consisting primarily of payroll related expenses and ground lease expenses related to our expansion project. These expenses were $3.1 million and $6.5 million for the year ended December 31, 2007 and 2006, respectively.

Advertising Expense

Advertising costs are expensed the first time such advertising appears. Total advertising costs, included in selling, general and administrative expenses on the accompanying consolidated statements of operations, were $13.5 million, $10.6 million and $14.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Employee Benefit Plans

We contribute to pension plans under various union agreements. Contributions, based on wages paid to covered employees, totaled approximately $6.0 million, $5.9 million and $4.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

We have a retirement savings plan under Section 401(k) of the Internal Revenue Code covering our non-union employees. The plan allows employees to defer up to the lessor of the Internal Revenue Code prescribed maximum amount or 100% of their income on a pre-tax basis through contributions to the plan. We expensed our voluntary contributions to the 401(k) plan of $3.3 million, $3.4 million and $3.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Self Insurance

We are currently self insured up to $75 million, $1 million, $0.3 million, and $0.3 million with respect to each catastrophe related property damage claim, non-catastrophe related property damage claim, general liability claim, and non-union employee medical case, respectively. We have accrued $4.3 million and $3.9 million for such claims at December 31, 2008 and 2007, respectively, and incurred expenses of approximately $18.1 million, $14.9 million and $11.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Recently Issued Accounting Standards

In May 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 162, Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement was effective November 15, 2008. Although we can provide no assurances, we do not believe that the adoption of SFAS 162 will have a material impact on our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets, and requires enhanced related disclosures. FSP 142-3 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008. We believe that the adoption of FSP 142-3 will not have a material impact on our consolidated financial statements.

In February 2008, the FASB issued FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, which defers the effective date of SFAS No. 157, Fair Value Measurements (“SFAS 157”) to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We are currently evaluating whether to adopt the fair value option under SFAS No. 157 and evaluating what impact such adoption would have on our consolidated financial statements.

A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and certain regulatory agencies. Because of the tentative and preliminary nature of such proposed standards, we have not yet determined the effect, if any, that the implementation of such proposed standards would have on our consolidated financial statements.

Note 2. Property and Equipment

Property and equipment consists of the following (in thousands):

	Estimated Life	December 31,
	(Years)	2008	2007
Land	—	$87,301	$87,301
Building and improvements	3-40	1,380,474	996,607
Furniture and equipment	3-7	276,877	228,841
Construction in progress	—	16,596	326,986

Total		1,761,248	1,639,735
Less accumulated depreciation		330,130	259,803

Property and equipment, net		$1,431,118	$1,379,932

Depreciation expense was $74.9 million, $67.9 million and $62.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. At December 31, 2008, construction in progress in the above table consists of various maintenance capital projects currently in process. At December 31, 2007, our Rooms Expansion was in process (see Note 1). The majority of the total expenditures for this project as of December 31, 2007 are classified as construction in progress in the above table.

Note 3. Write-downs and Other Charges, net

A summary of total write-downs and other charges, net is as follows (in thousands):

	Year Ended December 31,
	2008	2007	2006
Loss on disposal of assets	$1	$607	$2,418
Fire related write-downs and other charges, net	161	349	—

Total write-downs and other charges, net	$162	$956	$2,418

On September 23, 2007, The Water Club, our 800-room boutique hotel expansion then under construction, sustained a fire that caused damage to property with a carrying value of approximately $11.4 million. We carry insurance policies that we believe will cover most of the replacement costs related to property damage, with the exception of minor amounts principally related to insurance deductibles and certain other limitations. As of December 31, 2008, we have received insurance advances related to property damage totaling $22.4 million. We have recorded a deferred gain of $11.1 million on our consolidated balance sheet at December 31, 2008, representing the amount of insurance advances related to property damage in excess of the $11.3 million carrying value of assets damaged or destroyed by the fire (after our $0.1 million deductible). The deferred gain, and any other deferred gain that may arise from further advances from insurance recoveries related to property damage, will not be recognized on our consolidated statement of operations until final settlement with our insurance carrier. In addition, we have “delay-in-completion” insurance coverage for The Water Club for certain costs, subject to various limitations and deductibles, which may help to offset some of the costs related to the postponement of its opening. Recoveries, if any, from the insurance carrier will be recorded when earned and realized. We continue to work with our insurance carrier on the scope of the claims and can provide no assurance with respect to the ultimate resolution of these matters.

Note 4. Investment in ACES

In 2006, we entered into an agreement with two other Atlantic City casinos to form Atlantic City Express Service, LLC (“ACES”). With each member having a 33.3% interest, this New Jersey limited liability company was formed for the purpose of contracting with New Jersey Transit to operate express rail service between Manhattan and Atlantic City. Each member has guaranteed, jointly and severally, liability for all terms, covenants and conditions of the ACES agreement consisting primarily of the necessary operating and capital expenses of ACES. The responsibilities of the managing member will rotate annually among the members. Our anticipated investment in ACES will be approximately $6.5 million. ACES commenced operations in February 2009.

We account for our share of ACES under the equity method of accounting. As of December 31, 2008 and 2007, we made capital contributions totaling $5.7 million and $2.3 million, respectively, which is included on the accompanying consolidated balance sheets. Our share of ACES’ net loss was approximately $0.1 million for the years ended December 31, 2008 and 2007, respectively, and is included in preopening expenses on the accompanying consolidated statements of operations. There were no such expenses incurred during the year ended December 31, 2006.

Note 5. Related Parties

Pursuant to the JV Agreement, MAC is solely responsible for any investigation, analyses, clean-up, detoxification, testing, monitoring, or remediation related to Renaissance Pointe. MAC is also responsible for their allocable share of expenses related to master plan and government improvements at Renaissance Pointe. The related amounts due from MAC for these types of expenditures incurred by us were less than $0.1 million at December 31, 2008 and 2007, respectively. Reimbursable expenditures incurred were $0.6 million, $0.5 million and $0.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In 2005, we entered into a series of ground lease agreements with MAC related to our expansion projects which increased our leased premises from a total of 15.5 acres to a total of 19.0 acres (see Note 8). These new ground lease agreements and the modified existing employee parking garage ground lease agreement provide the land on which our existing employee parking garage, the Public Space Expansion, the Rooms Expansion, and a modified surface parking lot reside. The lease terms extend until December 31, 2070 with the exception of the surface parking lot lease which could be terminated by either party upon 18 months written notice. MAC has provided us with written notice to terminate this lease effective April 2009; however, it is the intent of the Company and MAC to renegotiate the terms of this lease which includes the retraction of the termination notice. The related amounts due to MAC for these types of expenditures were $0 at December 31, 2008 and 2007. Related rent incurred was $6.1 million, $6.0 million and $5.5 million for the years ended December 31, 2008, 2007 and 2006, respectively, portions of which were included in preopening expense in the accompanying consolidated statements of operations.

Pursuant to the ground lease agreements, we are responsible for reimbursing MAC for related property taxes paid on our behalf. The related amounts due to MAC for these types of expenditures were $0 at December 31, 2008 and 2007, respectively. Related property tax incurred was $11.7 million, $6.2 million and $3.7 million for the years ended December 31, 2008, 2007 and 2006, respectively, portions of which were capitalized on the accompanying consolidated balance sheets and portions of which were included in the accompanying consolidated statements of operations.

We reimburse BAC for compensation paid to employees performing services for us on a full-time basis and for out-of-pocket costs and expenses incurred related to travel. BAC is also reimbursed for various payments made on our behalf, primarily related to third party legal fees, insurance, investigative fees and other. The related amounts due to BAC for these types of expenditures paid by BAC were $0.5 million and $0.1 million for the years ended December 31, 2008 and 2007, respectively. Reimbursable expenditures during the years ended December 31, 2008, 2007 and 2006 were $9.2 million, $10.9 million and $11.0 million, respectively, which were included in the accompanying consolidated statements of operations.

The related party balances are non-interest bearing and are included in either accounts receivable or accrued and other liabilities on the accompanying consolidated balance sheets.

Note 6. Debt

Amounts outstanding under our bank credit agreement are as follows (in thousands):

	December 31,
	2008	2007
Revolving line of credit	$740,536	$722,700
Less current maturities	—	—

Total long-term debt	$740,536	$722,700

On February 15, 2006, the First Amendment was made to our First Amended and Restated Credit Agreement among MDFC, MDDC, Canadian Imperial Bank of Commerce and certain other financial institutions (the “Credit Parties”). The amended bank credit agreement modified our existing amended bank credit agreement and consists of a $750 million revolving credit facility that matures on January 31, 2011. Availability under the revolving credit facility was used to repay in full the outstanding term loan component of the previous bank credit agreement. On February 27, 2007, we increased the revolving credit facility to $850 million. On December 10, 2008, the Second Amendment was made to our First Amended and Restated Credit Agreement among the Credit Parties. The amended bank agreement modified our existing amended bank credit agreement and provides for adjustments to certain financial covenants. The Second Amendment also reduced the revolving credit facility to $800 million with further reductions of $10 million per quarter commencing on March 31, 2009 and ending on December 31, 2010 resulting in the revolving credit facility of $720 million maturing on January 31, 2011. At December 31, 2008, $740.5 million was outstanding under the revolving credit facility and $0.1 million was allocated to support a letter of credit, leaving availability under the bank credit facility of $59.3 million. The carrying amount of debt approximates its fair value at December 31, 2008 and 2007.

The interest rate on the revolving credit facility is based upon either (i) the agent bank’s quoted base rate or (ii) the Eurodollar rate, plus an applicable margin. The applicable margin is a percentage per annum (which ranges from 1.00% to 2.50% if we elect to use the base rate and 2.25% to 3.75% if we elect to use the Eurodollar rate) determined in accordance with a specified pricing grid based upon our predefined leverage ratio. In addition, we incur a commitment fee on the unused portion of the revolving credit facility that ranges from 0.25% to 0.5% per annum. The blended interest rates for outstanding borrowings under the bank credit agreements at December 31, 2008 and 2007 were 4.2% and 6.5%, respectively. The bank credit agreement is secured by substantially all of our real and personal property and is non-recourse to MAC and BAC.

The bank credit agreement contains certain financial and other covenants, including, without limitation, various covenants (i) establishing a maximum permitted total leverage ratio, (ii) establishing a minimum required fixed charge coverage ratio, (iii) imposing limitations on the incurrence of additional secured indebtedness, and (iv) imposing restrictions on investments, dividends and certain other payments. We believe that we are in compliance with the covenants related to the bank credit agreement at December 31, 2008.

The scheduled maturities of long-term debt for the years ending December 31 are as follows (in thousands):

2009	$—
2010	—
2011	740,536

Total	$740,536

Note 7. Income Taxes

A summary of the provision for (benefit from) state income taxes is as follows (in thousands):

	Year Ended December 31,
	2008	2007	2006
State
Current	$762	$(9,446)	$(4,172)
Deferred	2,208	5,788	2,056

Provision for (benefit from) state income taxes	$2,970	$(3,658)	$(2,116)

The following table provides a reconciliation between the state statutory rate and the effective income tax rate where both are expressed as a percentage of income.

	Year Ended December 31,
	2008	2007	2006
Tax provision at state statutory rate	9.0%	9.0%	9.0%
New jobs investment tax credit	(5.8)	(12.7)	(11.2)
Adjusted net profits tax	0.0	0.0	1.3
Adjusted net profits tax credit	0.0	0.0	(0.6)
Other, net	0.2	1.0	0.1

Total state income tax provision (benefit)	3.4%	(2.7)%	(1.4)%

The components comprising the Company's net deferred state tax liability are as follows (in thousands):

	December 31,
	2008	2007
Deferred state tax assets:
Provision for doubtful accounts	$1,918	$1,774
State tax credit carryforwards	1,395	1,658
Gaming taxes	1,099	1,575
Reserve for employee benefits	250	261
Preopening expense	—	543
Other	1,282	1,075

Gross deferred state tax asset	5,944	6,886

Deferred state tax liabilities:
Difference between book and tax basis of property	12,817	12,253
Reserve differential for gaming activities	87	19
Other	819	652

Gross deferred state tax liability	13,723	12,924

Net deferred state tax liability	$(7,779)	$(6,038)

The items comprising our deferred income taxes as presented on the accompanying consolidated balance sheets are as follows (in thousands):

	December 31,
	2008	2007
Current deferred income tax asset	$1,184	$1,251
Non-current deferred income tax liability	(8,963)	(7,289)

Net deferred state tax liability	$(7,779)	$(6,038)

Adjusted Net Profits Tax

Pursuant to an amendment to the Casino Control Act, effective July 1, 2003, we were subject to a 7.5% Adjusted Net Profits Tax which was imposed on a casino’s adjusted net income as defined in the Casino Control Commission regulations. This tax of $3.8 million per year was based on our adjusted net income for our first twelve months of operations ended on June 30, 2004 and was imposed for each of the three fiscal years ending June 30, 2004 through June 30, 2006. We were entitled to a 50% credit against our Adjusted Net Profits Tax if we made qualifying capital expenditures, as defined by statute. In connection with our Public Space Expansion project, we made qualifying expenditures that allowed us to recognize tax credits of $1.0 million in arriving at our state tax benefit on the accompanying consolidated statements of operations for the year ended December 31, 2006.

New Jersey New Jobs Investment Tax Credit

Based on New Jersey state income tax rules, we are eligible for a refundable state tax credit under the New Jersey New Jobs Investment Tax Credit (“New Jobs Tax Credit”) because we made a qualified investment in a new business facility that created new jobs. The total net credit related to our original investment was approximately $75 million over a five-year period that ended in 2007. Incremental net credits related to our Public Space Expansion and our Rooms Expansion are estimated to be approximately $8.4 million and $5.2 million, respectively, over five-year periods ending in 2010 and 2012, respectively. We have recorded $5.0 million, $17.4 million and $16.9 million of net New Jobs Tax Credits in arriving at our state income tax benefit (provision) on the accompanying consolidated statements of operations for the years ended December 31, 2008, 2007 and 2006, respectively. We expect to generate net New Jobs Tax Credits of approximately $2.7 million per year for years 2009 through 2010 and $1.0 million per year for years 2011 and 2012.

In connection with our formation in 2000, MAC contributed assets consisting of land and South Jersey Transportation Authority bonds with a tax basis of approximately $9.2 million and $13.8 million, respectively. The recorded book value of those assets was $90 million. Pursuant to the Joint Venture and Tax Sharing Agreements between MAC and BAC, any subsequent gain or loss associated with the sale of the MAC contributed property would be allocated directly to MAC for both state and federal income tax purposes. As such, no state deferred tax liability has been recorded in connection with the book and tax basis differences related to the MAC contributed property.

Adoption of FIN 48

Under FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 for public companies and applies to all tax positions accounted for in accordance with SFAS No. 109.

The total amount of unrecognized tax benefits upon our early adoption of FIN 48 on January 1, 2007 was $6.5 million. As a result of the implementation of FIN 48, we recognized a $2.0 million increase in the liability for unrecognized tax benefits which was accounted for as follows (in thousands):

Reduction in retained earnings (cumulative effect)	$244
Additional deferred tax assets	1,736

Increase in other tax liabilities	$1,980

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2007
Unrecognized tax benefit, January 1	$8,220	$6,523
Additions based on tax positions related to the current year	252	1,684
Additions based on tax positions related to prior years	55	26
Reductions based on tax positions related to prior years	(738)	(13)

Unrecognized tax benefit, December 31	$7,789	$8,220

Included in the $7.8 million balance of unrecognized tax benefits at December 31, 2008 are $5.6 million of tax benefits that, if recognized, would affect the effective tax rate and $2.2 million of tax benefits that, if recognized, would result in adjustments to other tax accounts, primarily deferred taxes.

We recognize accrued interest and penalties related to unrecognized tax benefits in the income tax provision. During the years ended December 31, 2008, 2007 and 2006, we recognized accrued interest and penalties of approximately $0.9 million, $1.0 million, and $0.2 million, respectively. We had $2.6 million and $1.7 million for the payment of interest and penalties accrued at December 31, 2008 and 2007, respectively. Upon adoption of FIN 48 on January 1, 2007, we increased our accrual for interest and penalties to $0.7 million.

We are subject to state taxation in New Jersey and our state tax returns are subject to examination for tax years ended on or after December 31, 2001. Our state tax return for the year ended December 31, 2001 is open to the extent of a net operating loss carryforward utilized in subsequent years. Statute expirations, related to state income tax returns filed for years prior to December 31, 2004 have been extended to December 31, 2009. The statute of limitations for all remaining state income tax returns will begin to expire over the period October 2010 though October 2013. As we are a partnership for federal income tax purposes, we are not subject to federal income tax. The federal tax liabilities of MAC and BAC would be affected by any tax adjustments resulting from federal audits.

We are currently under examination for federal income tax purposes related to the tax returns filed for the years ended December 31, 2004 and 2003. Any adjustments related to the federal examination would affect MAC and BAC, as we are not subject to federal income tax. Additionally, New Jersey state income tax returns for the years ended December 31, 2003 through December 31, 2006 are under audit by the New Jersey Division of Taxation. As the Division of Taxation has not started field work in connection with their audit, it is difficult to determine when these examinations will be closed. As it relates to years under audit and unaudited open years, we do not anticipate any material changes, over the next 12 month period, to our unrecognized tax benefits as of December 31, 2008.

Note 8. Commitments and Contingencies

Future Minimum Lease Payments

Future minimum lease payments required under noncancelable operating leases (principally for land, see Note 5) as of December 31, 2008 are as follows (in thousands):

2009	$6,889
2010	6,536
2011	5,859
2012	5,501
2013	5,226
Thereafter	297,869

Total	$327,880

For the years ended December 31, 2008, 2007 and 2006, total rent expense was $13.8 million, $13.5 million and $11.9 million, respectively, portions of which were capitalized on the accompanying consolidated balance sheets and portions of which were included in the accompanying consolidated statements of operations.

Utility Contract

In 2005, we amended our executory contracts with a wholly-owned subsidiary of a local utility company extending the end of the terms to 20 years from the opening of our Rooms Expansion. The utility company provides us with electricity and thermal energy (hot water and chilled water). Obligations under the thermal energy executory contract contain both fixed fees and variable fees based upon usage rates. The fixed fee components under the thermal energy executory contract are currently estimated at approximately $11.2 million per annum. We also committed to purchase a certain portion of our electricity demand at essentially a fixed rate which is estimated at approximately $4.8 million per annum. Electricity demand in excess of the commitment is subject to market rates based on our tariff class.

Investment Alternative Tax

The New Jersey Casino Control Act provides, among other things, for an assessment of licensees equal to 1.25% of their gross gaming revenues in lieu of an investment alternative tax equal to 2.5% of gross gaming revenues. Generally, we may satisfy this investment obligation by investing in qualified eligible direct investments, by making qualified contributions or by depositing funds with the New Jersey Casino Reinvestment Development Authority (“CRDA”). Funds deposited with the CRDA may be used to purchase bonds designated by the CRDA or, under certain circumstances, may be donated to the CRDA in exchange for credits against future CRDA investment obligations. CRDA bonds have terms up to fifty years and bear interest at below market rates.

Our CRDA obligations for the years ended December 31, 2008, 2007 and 2006 were $9.2 million, $9.4 million and $9.2 million, respectively, of which valuation provisions of $5.8 million, $5.3 million and $4.3 million, respectively, are included in selling general and administrative expenses on the accompanying consolidated statements of operations due to the respective underlying agreements.

Grant and Donations Agreement

In June 2004, Borgata and the eleven other casinos in the Atlantic City gaming market (collectively, the “Casinos”) entered into a Grant and Donations Agreement with the New Jersey Sports & Exposition Authority (the “NJSEA”) and the CRDA in the interest of deferring or preventing the proliferation of competitive gaming at New Jersey racing tracks through January 1, 2009.

Under the terms of the Grant and Donations Agreement, the Casinos paid to the NJSEA $34 million to be used for certain authorized purposes as defined by the Grant and Donations Agreement. The $34 million was paid by the Casinos over a four-year period as follows: $7 million was paid October 15, 2004; $8 million was paid October 15, 2005; $9 million was paid on October 15, 2006; and $10 million was paid on October 15, 2007. For each year, each casino’s share of the $34 million equated to a percentage representing its gross gaming revenue for the twelve months ending June 30th prior to the October 15 payment date compared to the gross gaming revenues for that period for all Casinos. The Casinos, individually and collectively, were responsible for the payment of all amounts due. As a result, we expense our pro rata share of the $34 million totaling $4.7 million on a straight-line basis over the applicable term of the Grant and Donations Agreement. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2007, our share of the $10 million paid on October 15, 2007 was approximately 14.5%, or $1.5 million. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2006, our share of the $9 million paid on October 15, 2006 was approximately 13.9%, or $1.3 million. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2005, our share of the $8 million paid on October 15, 2005 was approximately 13.9%, or $1.1 million. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2004, our share of the $7 million paid on October 15, 2004 was approximately 12.0%, or $0.8 million. We recorded an expense of $1.0 million for each of the years ended December 31, 2008, 2007 and 2006, respectively, which is included in selling general and administrative expenses on the accompanying consolidated statements of operations.

Also under the terms of the Grant and Donations Agreement, the CRDA approved donations in the aggregate amount of $62 million from the Casino’s North Jersey Obligations (pursuant to the New Jersey Casino Control Act) for certain uses as defined by the Grant and Donations Agreement including casino projects approved pursuant to rules of the CRDA. The CRDA shall credit 100% of the donations received from each casino against that casino’s obligation to purchase bonds. The donation shall provide that each casino’s share of the $62 million will equate to a percentage representing its gross gaming revenue for the twelve months ended June 30, 2004 compared to the gross gaming revenues for that period for all Casinos. Each casino’s respective annual donation shall be made first from uncommitted current and future funds in the North Jersey Project Fund established in accordance with the CRDA Urban Revitalization Act of that Casino and shall be credited as fulfilling said obligation on behalf of the particular casino making the payment. To the extent such North Jersey Project funds of that casino are not adequate to pay a Casino’s share of the required donations, then that casino’s other uncommitted current and future North Jersey Obligations shall be utilized. As a result, we will expense our pro rata share of the $62 million on a straight-line basis over the applicable term of the Grant and Donations Agreement; however, our Rooms Expansion project qualified, pursuant to rules of the CRDA, for eligibility to receive future credits of approximately $6.8 million under this Grant and Donations Agreement. Based upon the gross gaming revenues for all Casinos for the twelve months ended June 30, 2004, our share of the $62 million was approximately 12.0%, or $7.4 million. We recorded an expense of $1.6 million for each of the years ended December 31, 2008, 2007 and 2006, which is included in selling general and administrative expenses on the accompanying consolidated statements of operations. Based on current gross gaming revenue projections, we expect it will take approximately 10 to 12 years to fully fund this obligation as the third quarter of 2006 was the first quarter we were subject to fund North Jersey Obligations.

Purse Enhancement Agreement

In August 2008, Borgata and the ten other casinos in the Atlantic City gaming market (collectively, the “Casinos”) entered into a Purse Enhancement Agreement with the NJSEA and the CRDA in the interest of further deferring or preventing the proliferation of competitive gaming at New Jersey racing tracks through December 31, 2011. In addition to the continued prohibition of casino gaming in New Jersey outside of Atlantic City, legislation was enacted to provide for the deduction of certain promotional gaming credits from the calculation of the tax on casino gross revenue.

Under the terms of the Purse Enhancement Agreement, the Casinos shall make scheduled payments to the NJSEA totaling $90 million to be used for certain authorized purposes (the “Authorized Uses”) as defined by the Purse Enhancement Agreement. In the event any of the $90 million is not used by NJSEA for the Authorized Uses by January 1, 2012, the unused funds shall be returned by NJSEA to the Casinos pro rata based upon the share each casino contributed. For each year, each casino’s share of the scheduled payments will equate to a percentage representing its gross gaming revenue for the prior calendar year compared to the gross gaming revenues for that period for all Casinos. Each casino, solely and individually, shall be responsible for its respective share of the scheduled amounts due. In the event that any casino shall fail to make its payment as required, the remaining Casinos shall have the right, but not the obligation, to cure a payment delinquency. As a result, we will expense our pro rata share of the $90 million, estimated to be approximately $14.4 million in total using our actual and forecasted market share of gross gaming revenue, on a straight line basis over the applicable term of the Purse Enhancement Agreement.

Legal Matters

We are subject to various claims and litigation in the normal course of business. In our opinion, all pending legal matters are either adequately covered by insurance, or if not insured, will not have a material adverse impact on our financial position, results of operations or cash flows.